Contact

www.linkedin.com/in/erving (LinkedIn)
www.ryanerving.com (Company)
www.cyropharm.com (Company)
www.rexissystems.com (Company)

Top Skills

Outsourcing
Financial Services
Consulting

Languages

Spanish (Full Professional)
English (Native or Bilingual)

Ryan Erving

COO Rexis Biotech - Board Member : Cannabis Beverage Assoc.
Mill Valley, California, United States

Summary

I am a business strategist with deep sales and supply-chain expertise in tech, bio-tech, cannabis, and regulated CPG. 20+ years guiding companies through complex processes, licensing, supply chain management, strategic partnerships, manufacturing & sales. Effectively, I help create and build foundational business practices for incredible products.

Experience

Rexis Bio-Tech
COO
March 2023 - Present (10 months)

Cryopharm Corporation
COO & CMO
June 2019 - Present (4 years 7 months)
Calgary, Canada Area

Cryopharm, disrupting the burgeoning cannabis industry by leveraging patented proprietary technology & science to offer the finest, most recognizable global cannabis brands.
www.cryopharm.com

Ryan Erving Consulting
Principal
September 2015 - Present (8 years 4 months)
Mill Valley, CA

I created Ryan Erving Consulting to help my clients navigate through the process of building high-performing, results-driven teams. Often, this successful journey starts with the creation of a realistic road map. With a clear guide to steer my clients in the right direction and avoid common pitfalls, I enable them to build the teams they need and achieve their business goals while saving significant time and money.

With over two decades of industry experience in sales, business development and talent acquisition I remain passionate about helping companies create the processes to find the right people to build their teams. Over the years I have leveraged my B.S. in Organizational Development and MBA to guide dozens of startups and many Fortune 500 companies including Wells Fargo, Kaiser Permanente, Genentech, and Juniper Networks through the process of building high performing teams. While working with startups in the dot.com days I realized that where I really excelled, and was the most excited, was working with smaller companies at the beginning of their journey. It's here that I can really add value and help my clients strategically navigate through the challenges of growing their companies. It's not just about adding bodies. It's about understanding who you need, how many you need, and in what order. And even more importantly, it's about having a well defined hiring process, training your hiring managers on how to interview and knowing which recruiting resources are the right ones to tap for a given role.

FirstJob, Inc.

Advisory Board Member

October 2016 - February 2021 (4 years 5 months)

Brought on board to create and enhance sales related processes, solutions and increase customer conversion.

Strictly Topical/Sweet ReLeaf

COO (contract)

August 2017 - January 2019 (1 year 6 months)

San Francisco Bay Area

As a part time consultant I have helped Strictly Topical (AKA: Sweet Releaf) navigate 2018 California regulation changes and set up to flourish in 2019 and beyond. Key Accomplishments:

- Secured reliable, legal, and clean source material for manufacturing
- Set up entire supply line of strategic partnerships:

o Source Material

o Co-Packing (Manufacturing)

o Distribution (and outsourced sales/account management)

- Recruited key personnel to the internal team
- Overhauled Organizational Structure resulting in streamlined operations, communications and significant reduction in expenses
- Launched multiple products at commercialized scale
- Identified path to local permit and state licensure within timelines and budget the company could afford. Permit and License successful obtained.

Uncommon Co.

Sales Strategy Consultant

September 2017 - August 2018 (1 year)

San Francisco Bay Area

Projects - Ongoing and completed:

- Product Market Fit
- Go to Market Strategy
- Sales Organization Design
- Sales Enablement
- Interview Processes including role definition and job description creation
- Channel Partner program creation

Emergent Global Partners, LLC.

Co-Founder

May 2010 - December 2017 (7 years 8 months)

Emergent Global Partners was founded by a team of staffing industry professionals who are experts in providing high value solutions for their clients. We partner closely with our customers to understand what makes them unique and how to tailor custom fit solutions and well matched candidates (personality, soft skills, and technically) for their environment.

Systems Integration Solutions

7 years 6 months

Vice President Sales

December 2013 - June 2015 (1 year 7 months)

Director of Business Development

January 2008 - June 2015 (7 years 6 months)

Systems Integration Solutions, Inc. (SIS) is certified Minority Owned, privately held Consulting Services and Executive Search firm that specializes in delivering technology solutions to meet the needs of our clients.

We are dedicated to keeping up with the ever-changing and dynamic world of IT, and as a complete partner, we work closely with our clients to help improve their overall business results and gain more from their technology investments. We are a “preferred vendor” of many distinguished organizations nationwide and serve multiple industries including Banking and Financial Services, Technology, Retail, Healthcare, Biotechnology and Biopharmaceutical, Software, Services, Manufacturing, Insurance and Government.

FORMER COMPANIES (1997-2007):

Manager, Business Development at TechStar, Inc.

Branch Manager at Computer Horizons

Account Manager at West Valley Staffing

Account Manager at TekSystems

Education

Vanderbilt University

BS, Human and Organizational Development · (1993 - 1997)

Golden Gate University

MBA · (2001 - 2003)

Paly (Palo Alto Senior High)

· (1989 - 1993)